Quetico Partners, LLC

Report Pursuant to Rule 17a-5 of

The Securities and Exchange Commission

Including Report of Independent Registered Public Accounting Firm

As of December 31, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68498

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2017** (MM/DD/YY) AND ENDING **12/31/2017** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Quetico Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

730 Second Avenue, Suite 350
(No. and Street)

Minneapolis	**MN**	**55402**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary O'Brien **612-259-4993**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

225 South Sixth Street, Suite 2300	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Gary O'Brien_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Quetico Partners LLC_____, as

of __December 31_____, 20 __17____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____



CHRISTOPHER A HOA
Notary Public
Minnesota
My Commission Expires
January 31, 2020

_____
Signature

Managing Director
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*__**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).__*

Quetico Partners, LLC

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member and Board of Governors of Quetico Partners, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Quetico Partners, LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "statement of financial condition"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
We have served as the Company's auditor since 2011.
February 26, 2018

QUETICO PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2017

ASSETS		
Cash	$	503,465
Property and equipment, net		19,917
TOTAL ASSETS	$	523,382

LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued expenses	$	16,799
Member's equity		506,833
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	523,382

See accompanying notes to statement of financial condition.

(1) Nature of business and significant accounting policies

Nature of business – Quetico Partners, LLC (the Company) provides investment banking and financial advisory services to corporate clients. The member experiences limited liability to the extent of its capital balance.

A summary of the Company's significant accounting policies follows:

Cash – The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Accounts receivable – Accounts receivable are customer obligations due under normal trade terms requiring payment within 30 days of the invoice date. Unpaid accounts receivable which are past due are not charged a monthly service fee.

Accounts receivable are stated at the amount billed to the customer. Customer account balances with invoices dated over 90 days old are considered delinquent. The Company's accounts receivable are generally unsecured. No allowance for doubtful accounts was considered necessary at December 31, 2017. If accounts receivable are determined uncollectible, they are charged to expense in the year that determination is made. Management reviews all accounts receivable balances and determines the appropriate course of action on a delinquent account.

Revenue recognition – The Company earns revenue through retainer fees, success fees and consulting services.

Retainer fees: New clients pay non-refundable retainer fees upon engaging the Company. Retainer fees are considered earned when billed.

Consulting services: The Company bills and recognizes revenues for consulting services periodically as the services are performed as provided for under the terms of its agreement with the client.

Success fee: Success fees are owed to the Company on completion of a transaction. Success fees are recognized when the transaction is closed.

Reimbursable expenses are treated as expenses in the period in which they are incurred and revenue is recognized when clients are billed for these expenses.

Depreciation and amortization – Depreciation and amortization are computed by using straight-line methods over estimated useful lives of five to seven years.

Income taxes – The Company is not a taxpaying entity for federal and state income tax purposes. The Company's taxable income or loss is taxed on the member's income tax returns. No provision or liability for federal or state income taxes has been included in the financial statements.

The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statement of operations.

Use of estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues during the reporting period. Actual results could differ from those estimates.

Recent accounting pronouncement – During May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." ASU No. 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. During 2015 and 2016, the FASB also issued ASU No. 2015-14, which defers the effective date of ASU No. 2014-09; ASU No 2016-08, "Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies the implementation guidance on principal versus agent considerations in Top 606; ASU 2016-10, "Identifying Performance Obligations and Licensing", which clarifies the identification of performance obligations and the licensing implementation guidance; ASU No 2016-12, "Narrow-Scope Improvements and Practical Expedients" and ASU No. 2016-20, "Technical Corrections and Improvements to Topic 606", which both narrow aspects for Topic 606. Topic 606 (as amended) is effective for fiscal years beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company may elect to apply the guidance earlier, but no earlier than fiscal years beginning after December 15, 2016. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The Company is currently assessing the effect that Topic 606 (as amended) will have on its results of operations, financial condition and cash flows.

(2) Property and equipment

Property and equipment consisted of the following as of December 31, 2017:

Computers and equipment	$ 89,453
Accumulated depreciation	(69,536)
Property and equipment, net	$ 19,917

(3) Leases
The Company lease on its office facility expired on December 31, 2017. The Company leased new office facility on a month to month basis, at $3,635 per month.

(4) Net Capital requirements

The Company is required to maintain a minimum net capital, as defined in Rule 15c3-1 under the Securities Exchange Act of 1934 (as amended), equivalent to the greater of $5,000 or 1/15 of aggregate indebtedness. Net capital and aggregate indebtedness may vary from day to day. As of December 31, 2017, the Company had net capital of $486,666 which was $481,666 in excess of its required net capital of $5,000. The Company's net capital ratio was .035 to 1 as of December 31, 2017.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2017 FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

(5) Subsequent Events

The Company has evaluated subsequent events occurring through February 26, 2018, the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements.